Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six-Month Period Ended		Fiscal Year Ended
In Millions, Except Ratios	Nov. 26, 2017	Nov. 27, 2016	May 28, 2017	May 29, 2016	May 31, 2015	May 25, 2014	May 26, 2013
Earnings before income taxes and after-tax earnings from joint ventures	$1,208.3	$1,265.3	$2,271.3	$2,403.6	$1,761.9	$2,655.0	$2,534.9
Distributed income of equity investees	45.1	31.9	75.6	75.1	72.6	90.5	115.7
Plus: Fixed charges (1)	186.9	189.3	374.8	386.8	403.5	389.8	400.1
Plus: Amortization of capitalized interest, net of interest capitalized	0.7	(0.2)	(0.9)	(3.4)	(3.0)	(0.8)	(0.4)
Earnings available to cover fixed charges	$1,441.0	$1,486.3	$2,720.8	$2,862.1	$2,235.0	$3,134.5	$3,050.3
Ratio of earnings to fixed charges	7.71	7.85	7.26	7.40	5.54	8.04	7.62
(1) Fixed charges:
Interest expense	$152.4	$154.8	$306.7	$319.6	$335.5	$323.4	$333.8
Preferred distributions to noncontrolling interest holders	3.2	2.5	5.4	4.2	3.5	3.4	3.7
Rentals (1/3)	31.3	32.0	62.7	63.0	64.5	63.0	62.6
Total fixed charges	$186.9	$189.3	$374.8	$386.8	$403.5	$389.8	$400.1

For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings before income taxes and after-tax earnings of joint ventures, distributed income of equity investees, fixed charges, and amortization of capitalized interest, net of interest capitalized. Fixed charges represent gross interest expense (excluding interest on taxes) and subsidiary preferred distributions to the noncontrolling interest holder, plus one-third (the proportion deemed representative of the interest factor) of rent expense.